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                             October 16, 2020

       Alex B. Rozek
       Co-Chief Executive Officer and President
       Yellowstone Acquisition Company
       1411 Harney Street, Suite 200
       Omaha, NE 68102

                                                        Re: Yellowstone
Acquisition Company
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed October 9,
2020
                                                            File No. 333-249035

       Dear Mr. Rozek:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 7, 2020 letter.

       Amendment No. 1 to Registration Statement on Form S-1

       Exhibits
       Exhibit 5.1, page 2

   1. Please obtain and file an amended opinion of counsel that does not include any impermissible
assumptions. For example, we refer you to the assumptions set forth in the fourth paragraph on
page 2, such as the company "is duly incorporated and is validly existing and in good
standing." It is not appropriate for counsel to assume material facts underlying the opinion
or any readily ascertainable facts. Refer to Section II.B.3.a of
                                                        Staff Legal Bulletin
No. 19 (Corp. Fin., October 14, 2011), which is available at

https://www.sec.gov/interps/legal/cfslb19.htm.
 Alex B. Rozek
Yellowstone Acquisition Company
October 16, 2020
Page 2
General

2.    We note your revised disclosure in response to prior comment 4. Please make
      corresponding revisions to your disclosure in the Risk Factor titled "Our amended and restated certificate of incorporation will designate the Court of Chancery..." on page 55 and in your description of such provision under Description of Securities on page 121 of the prospectus.
3. We note that the form of warrant agreement filed as Exhibit 4.4 provides that the company agrees that any action, proceeding or claim against it arising out of or relating in any way to the agreement shall be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and irrevocably
      submits to such jurisdiction,    which jurisdiction shall be exclusive.
 If this provision
      requires investors in this offering to bring any such action, proceeding or claim in the courts of the State of New York or the United States District Court for the Southern
      District of New York, please disclose such provision in your registration statement, and disclose whether this provision applies to actions arising under the Securities Act or
      Exchange Act. If the provision applies to actions arising under the Securities Act or
      Exchange Act, please also add related risk factor disclosure. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the provision in the warrant agreement states this clearly.
        You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or Gus Rodriguez,
Accounting Branch Chief, at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Karina Dorin, Staff Attorney, at (202)
551-3763 or, in her absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.



                                                            Sincerely,
FirstName LastNameAlex B. Rozek
                                                            Division of
Corporation Finance
Comapany NameYellowstone Acquisition Company
                                                            Office of Energy &
Transportation
October 16, 2020 Page 2
cc:       Zachary R. Fountas
FirstName LastName